[LETTERHEAD OF MAXYGEN, INC.]

July 17, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Maxygen, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File Number: 000-28401

Ladies and Gentlemen:

Maxygen, Inc. (“we,” “us,” “our” and similar terms) respectfully submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 8, 2009, relating to our Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008 (the “2008 10-K”), Amendment No. 1 to our Annual Report on Form 10-K/A for the Fiscal Year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2009 (File No. 000-28401).

In this letter, we have recited the comments of the Staff in italicized, bold type and have followed each comment with our response thereto.

We note that, concurrently with the submission of this letter, we are filing with the Commission our Preliminary Proxy Statement on Schedule 14A for our 2009 annual meeting of stockholders (as it may be amended, the “Annual Meeting Proxy Statement”). Where applicable and as noted below, we have reflected our responses to the Staff’s comments in the Annual Meeting Proxy Statement.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Accounting for Clinical Trial Costs, page 59

1.

You disclose that clinical trial costs for each distinctive stage are expensed ratably over their respective stage of the clinical trial. Please revise your disclosure to clarify how your method of recognizing expenses ratably over the respective stage accomplishes the objective of your accounting policy of expensing the costs as incurred. Disclose the significant terms of these agreements, including performance by the CRO, when you incur a liability and the payment terms

Securities and Exchange Commission

Re: Maxygen, Inc.

July 17, 2009

during each stage of the clinical trial. If you incur a liability at a different time than when you expense the costs, explain why that is and how your accounting complies with GAAP. Also, revise your disclosure to address similar issues regarding when you record the expense and what incurred means with respect to your policy of expensing pass through costs, including the cost of drugs, as incurred.

Response:

We respectfully direct the Staff’s attention to Note 1. Summary of Significant Accounting Policies to our Consolidated Financial Statements included in the 2008 10-K, which notes that we charge research and development costs, including clinical study costs, to expense when incurred, consistent with SFAS No. 2, “Accounting for Research and Development Costs.” It further indicates that clinical study costs are a significant component of our research and development expenses and that most of our clinical studies are performed by a third-party contract research organization (“CRO”).

We have established a policy for the accounting for clinical trial costs that we believe best matches the recognition of expense with the incurrence of those costs. The approach we use for expensing the clinical trial costs consistent with the time at which such costs are incurred is as follows. We review the list of expenditures for our clinical trials from the original signed agreements and separate them into three major categories: (1) start-up, (2) patient enrollment and conducting of the actual trial activities and (3) closedown expenses. The start-up activities, which include site recruitment, regulatory applications and investigator meetings, usually are performed reasonably uniformly over a relatively short period of time, historically less than six months, and are performed by third-party CROs. These costs are expensed uniformly over the start-up period which reflects the manner in which such costs are incurred. The startup period is followed by the portion of the clinical trial in which patients are dosed with the drug under study and results are monitored and measured. CROs also perform this portion of the study which comprises the major portion of the expense for conducting a clinical trial. The costs of patient enrollment and conduct of the trial are expensed on a per patient basis over the period of treatment for each patient. Historically, patients are treated in a number of short-duration (three week) cycles, and the majority of expenses incurred during this phase are event based (such as patient visits which occur regularly over the treatment phase), or vary directly based on such events (efforts expended for safety and medical monitoring vary depending on the number of patients being treated). The major driver of expense over this phase of the trial is the number of enrolled patients undergoing treatment, and as such we have calculated costs attributable to activities performed in this phase of the trial on a per patient basis, and expensed those costs over the treatment phase based upon the stage of completion for each patient, as reported by the CRO. After the conclusion of the patient treatment portion of the trial there are a series of activities relating to the closedown of the study and data quality assurance and analysis. These activities are performed reasonably uniformly over a short period of time, historically less than six months, and are expensed ratably over the closedown period. Other costs, such as testing and drug material costs, are expensed as incurred, which is typically when the service has been rendered or the goods delivered.

CROs invoice us upon the occurrence of predetermined milestones (such as the enrollment of the first patient); however, the timing of these billings and our related payments often does not correspond directly to the level of contracted activities and the incurrence by us of a liability. In accordance with GAAP, to the extent contract payments are paid in advance of the activity they are included in prepaid assets and expensed

Securities and Exchange Commission

Re: Maxygen, Inc.

July 17, 2009

under the policy indicated above, and to the extent that billings are in arrears to performance of the relevant activities, they are reflected as an adjustment to the liability reflected in our financials at the time of performance of the activity.

For all studies, CRO reporting is reviewed by us for appropriateness and adjustments are made as deemed necessary to ensure that the expenses reflect the actual effort incurred by the CROs.

As of June 30, 2009, we did not have any trials in the start up or patient treatment phases and were in the final stages of the closedown of our MAXY-G34 Phase IIa trial. Clinical trial accruals represent costs that have been incurred by us for completed activities, and will decrease as we pay these liabilities.

Accordingly, we respectfully submit to the Staff that no change to our disclosure with respect to our expense recognition policy is warranted at this time.

Net Income (Loss) Per Share, page 64

2.	Please revise your disclosure to clarify why 10,265,000 options and 1,008,000 restricted stock units were excluded from the calculation of diluted net income per share for the year ended December 31, 2008.

Response:

We respectfully advise the Staff that in 2008 we generated net income and, as a result, were required under GAAP to apply the treasury stock method to calculate diluted net income per share. In doing so, we excluded from the calculation of diluted net income per share options and restricted stock units because the effect of including these securities in the calculation of net income per share would have been antidilutive.

We expect to amend our disclosure to respond to this comment in applicable future reports filed with the Commission substantially as follows (marked to show changes from the 2008 10-K).

“~~The total number~~ For 2008, of ~~shares excluded from the calculations~~ the approximately 10,265,000 options and 1,008,000 restricted stock units outstanding at December 31, 2008, approximately 177,000 options and 81,000 restricted stock units were included in the calculation of diluted net income ~~(loss)~~ per share, ~~prior to~~ after the application of the treasury stock method, ~~was approximately 10,686,000 options at December 31, 2006, 10,892,000 options at December 31, 2007 and approximately 10,265,000 options and 1,008,000 restricted stock units at December 31, 2008~~and the remaining shares were excluded because the effect was antidilutive.”

Note 3. Sale of Hematology Assets and Grant of License to Bayer HealthCare LLC, page 67

3.	Please tell us your basis for recognizing the $90 million payment from Bayer for the sale of your hematology assets and grant of certain licenses to your Molecular Breeding as license revenue and not as a sale of assets. In addition, please tell us and disclose the carrying value of the assets sold and the gain or loss recognized on the sale.

Securities and Exchange Commission

Re: Maxygen, Inc.

July 17, 2009

Response:

We respectfully advise the Staff that our trade and business is to identify and develop drug candidates that we can license, sell or co-develop with other biotech and pharmaceutical companies. Although we have not typically sold our intellectual property rights, the sale of the MAXY-VII program to Bayer HealthCare LLC (“Bayer”) has essentially the same economics and structure as a fully paid, exclusive license and should be included in our revenues consistent with prior licensing agreements. For the reasons discussed below, we do not consider this transaction as a disposal of assets that would be classified in other income and expense.

To date, we have advanced our programs in a number of ways, including licensing our technology, with such licenses being perpetual and exclusive and the associated license fees being non-refundable. These license fees were recognized as revenue. We recognized the proceeds received for the license of our gene shuffling technology and the sale of our hematology assets to Bayer as revenue, as we believe that such activities are related to our core business. Further, we believe that the terms of the hematology asset sale in substance are no different from the grant of an exclusive perpetual license and such should be treated consistently in our income statement. Both the license and the sale render the technology unusable to us, and both transactions fall within the scope of our mission of utilizing our technology to identify, develop and commercialize pharmaceutical products. As such, we believe that it is appropriate to record the sale of the hematology assets and the license as a separate line item titled “Technology and license revenue” on our income statement.

We also supplementally advise the Staff that there was no carrying value of the items sold to Bayer in this transaction as such items were internally developed research and development.

Note 9. Income Taxes, page 73

4.	Please disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that you believe are essentially permanent in duration because the earning will be indefinitely reinvested in accordance with FASB ASC 740-30-50-2-c or state that determination is not practicable. If the latter, please tell us why determination is not practicable.

Response:

We respectfully advise the Staff that we have no unrecognized deferred tax liability for temporary differences related to our investment in foreign subsidiaries. Our foreign subsidiaries have generated cumulative losses since inception and there are no cumulative undistributed earnings for which a deferred tax liability needs to be considered.

We expect to modify our disclosure to respond to this comment in applicable future reports filed with the Commission substantially as follows (marked to show changes from the 2008 10-K):

“~~The Company has not provided for U.S. federal income taxes on all of the non-U.S. subsidiaries’ undistributed earnings as of December 31, 2008 because such earnings are intended to be indefinitely reinvested.~~ Accounting Principle Board Opinion 23 (“APB 23”) provides that deferred taxes should be provided on the cumulative undistributed earnings of certain foreign subsidiaries unless such earnings have been permanently reinvested. The Company currently does not have any cumulative unremitted foreign earnings.”

Securities and Exchange Commission

Re: Maxygen, Inc.

July 17, 2009

5.	Please revise your disclosure to clarify what the line items “unbenefited foreign losses” and “foreign deferred tax adjustments” represent and explain any major changes in these line items.

Response:

We respectfully advise the Staff as follows:

The line item designated “Unbenefited foreign losses” represents losses incurred in foreign jurisdictions for which no deferred tax asset was recognized. The primary reason for the non-recognition is the lack of a corporate income tax on our Cayman Islands subsidiary. This amount also includes the rate differential for activity in Denmark for which we will not derive any benefit. However, the amount of the rate differential for activity in Denmark included in the “unbenefited foreign losses” is not significant in any one year. The detail of the unbenefited foreign losses is as follows (in thousands):

	December 31,
	2006	2007	2008
Rate differential – Cayman	$5,413	$15,257	$—
Rate differential – Denmark	197	(943)	244

Total unbenefited foreign losses	$5,610	$14,314	$244

In 2008, a new line item designated “Lower tax rates in other jurisdictions” was added to our financial statements. This line item relates to the income generated by our Cayman Islands subsidiary which is taxed at a lower rate than the U.S. statutory rate. This income was reported separately rather than disclosing a negative unbenefited foreign loss.

The line item designated “Foreign deferred tax adjustments” represents the removal of our deferred tax assets related to our former Danish subsidiary, as the subsidiary was shut down during 2008.

We expect to modify our disclosure to respond to this comment in applicable future reports filed with the Commission by changing the line item designated “Foreign deferred tax adjustment” to “Write off of Danish deferred tax assets.”

Securities and Exchange Commission

Re: Maxygen, Inc.

July 17, 2009

6.	Please refer to your reconciliation of unrecognized tax benefits. Revise your disclosure to address why during 2008, your prior year tax estimate decreased by $3.7 million.

Response:

We respectfully advise the Staff that, during 2008, we conducted a comprehensive review of our potential tax assets and liabilities in accordance with Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). As a result of this review, we reduced our unrecognized tax benefits due to a recalculation of research and development tax credits claimed, but not utilized, in prior tax years.

We expect to supplement our disclosure to respond to this comment in applicable future reports filed with the Commission substantially as follows:

“In 2008, the Company conducted a comprehensive review of its potential tax assets and liabilities in accordance with FIN 48. As a result of this review, the Company reduced its unrecognized tax benefits due to a recalculation of research and development tax credits claimed, but not utilized, in prior tax years.”

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis

Benchmarking, page 6

7.	Please identify the compensation surveys that are used to determine compensation for named executive officers. In addition, please confirm that you will provide this information in your 2009 Form 10-K.

Response:

We respectfully advise the Staff that, in 2008, our compensation committee and management used the Radford Global Life Sciences Survey and the BioWorld Executive Compensation Report in determining the compensation for our named executive officers, both of which reports are generally available on a subscription basis.

We hereby confirm for the Staff that we have identified these compensation surveys on page 92 of our Annual Meeting Proxy Statement and, as applicable, will provide comparable disclosure in our 2009 Form 10-K, either directly or by incorporation by reference to the proxy statement for our 2010 annual meeting of stockholders.

Securities and Exchange Commission

Re: Maxygen, Inc.

July 17, 2009

Compensation Decisions in 2008 & 2009, page 11

8.	Please identify your compensation consultant and confirm that you will provide this information in your 2009 Form 10-K.

Response:

We respectfully advise the Staff that in 2008 and 2009 our compensation committee used the services of the Syzygy Consulting Group, an independent consulting company based in Lafayette, California.

We hereby confirm for the Staff that we have identified our compensation consultant by name beginning on page 92 of our Annual Meeting Proxy Statement and, as applicable, will provide comparable disclosure in our 2009 Form 10-K, either directly or by incorporation by reference to the proxy statement for our 2010 annual meeting of stockholders.

9.	Please provide us with proposed disclosure for your 2009 Form 10-K which identifies the strategic objectives used to determine the bonus awards paid to your named executive officers. In addition, please identify any qualitative or quantitative targets used to assess achievement of the strategic objectives and include a discussion of how this level of achievement is evaluated to determine bonus payments.

Response:

We respectfully advise the Staff that we propose to include the following disclosure on pages 98 and 99 of our Annual Meeting Proxy Statement and, as applicable, our 2009 Form 10-K as incorporated by reference from our Annual Meeting Proxy Statement, regarding the strategic objectives used to determine the bonus awards paid to our named executive officers and the process by which we determined whether or not these strategic targets had been met.

“For 2008, our bonus plan based a portion of the executive officers’ bonuses on the achievement of two potential strategic transactions and the remainder was payable in the discretion of our compensation committee based upon the considerations described below. First, 30% of the bonus award was based upon the sale or partnering of the Company’s MAXY-VII product candidate. This goal was achieved in July 2008 when the Company entered into an asset sale and licensing transaction with Bayer involving the Company’s MAXY-VII program. Second, 50% of the bonus award was based upon the successful completion of a Company-related M&A transaction. This goal was not achieved in 2008, and, as discussed below, a similar goal was established under our bonus plan for 2009. The remaining 20% of the bonus award was payable at the discretion of our compensation committee. Our compensation committee did not set any specific criteria in advance for exercising this discretion. In making its determination regarding 2008 discretionary portions of the bonuses, our compensation committee considered both individual performance and contributions to our product development, financial, strategic and other goals. In particular, for 2008 our compensation committee considered our entry into the Co-Development and Commercialization Agreement with Astellas in September 2008, the successful closing of the Company’s Denmark operations and the resulting decreased operating expenses and the completion of the Phase IIa trial for MAXY-G34 in breast cancer patients for the treatment of chemotherapy-induced neutropenia. In light of these accomplishments and the individual contributions of our named executive officers to these accomplishments, the discretionary portions of the 2008 bonus awards were paid in full to each of our named executive officers. The total bonus amounts paid to our named executive officers for 2008 are set forth below in our Summary Compensation Table.

Securities and Exchange Commission

Re: Maxygen, Inc.

July 17, 2009

As originally established, our 2009 bonus plan based 50% of the executive officers’ bonuses on the completion of an M&A transaction, which included the sale of the entire Company, the sale of a major pharmaceutical asset of the Company or the successful liquidation of the Company. The remaining 50% of the bonus award would be payable at the discretion of our compensation committee. In June 2009, we entered into amended and restated change of control agreements with our named executive officers. These agreements, which are contingent upon the consummation of our joint venture transaction with Astellas Pharma Inc., provide that 100% of the named executive officers’ 2009 bonuses will be payable at the discretion of our board of directors. When determining 2009 discretionary bonus awards, our compensation committee expects to consider primarily the contribution by the executive officers in creating stockholder value during the Company’s ongoing strategic transition process. Our compensation committee has not established any specific criteria for use in determining whether to award discretionary bonuses for 2009.”

Form 10-Q for the Quarterly Period Ended March 31, 2009

Notes to Condensed Consolidated Financial Statements

Note 10. Subsequent Event, page 15

10.	We note you have entered into an option and license agreement with Cangene Corporation in relation to MAXY-G34. Please confirm that you will file this agreement as an exhibit to your next Form 10-Q. If you do not believe that this agreement is required to be filed as an exhibit, please provide us with a detailed analysis in support of your position.

Response:

We respectfully advise the Staff that we do not believe that the Option and License Agreement dated as of May 6, 2009 with Cangene Corporation (the “Cangene Agreement”) constitutes a “material contract” as defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act of 1933, as amended, such as would be required to be filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

By way of background, the Cangene Agreement provides Cangene options to obtain certain licenses to intellectual property rights associated with our MAXY-G34 protein therapeutic to fulfill potential future government contracts related to the development, manufacture and procurement of MAXY-G34 for the treatment or prevention of neutropenia associated with acute radiation syndrome (“ARS”). These licenses would not extend to any use of the product or related rights for any other indication or purpose. We retain all rights to MAXY-G34 for commercial development of therapeutic areas outside of the ARS indication, including all rights for chemotherapy-induced neutropenia indications.

In exchange for these option rights, Cangene has paid us an upfront fee of $500,000. If Cangene is awarded a specified government contract and exercises its option for an initial license, Cangene will pay us an option exercise fee of $12.5 million plus license fees equal to a specified percentage of any net contract

Securities and Exchange Commission

Re: Maxygen, Inc.

July 17, 2009

revenues recognized by Cangene under an applicable government contract. Cangene’s obligation to pay such license fees would continue until the later of the expiration of certain related patent claims licensed under the agreement or seven years from Cangene’s exercise of its option for the initial license. In addition, at any time prior to the second anniversary of Cangene’s exercise of its option for the initial license, Cangene may elect to obtain a fully paid automatic grant of the initial license and subsequent license for a one-time payment to us of $30 million. Upon such payment, Cangene would no longer be obligated to pay us any further license fees (other than any amounts due to us at the time of such election). If Cangene were to make this election within five days following the exercise of the option for the initial license, the $12.5 million option exercise fee for the initial license would be credited against the $30 million payment.

We regularly engage in licensing and co-development transactions similar to that provided for under the Cangene Agreement. For example, in December 2007, we licensed our proprietary dengue virus antigen technology to sanofi pasteur, the vaccines division of the sanofi-aventis Group (“sanofi”), in exchange for which sanofi granted us an upfront fee of $1.5 million as well as possible contingent payments of up to an additional $23 million over time. To date, no contingent payments have been made under this agreement. We have also entered into a number of other arrangements similar to this transaction with sanofi. We have historically relied significantly upon licensing and co-development arrangements such as this to fund our business operations. Licensing arrangements such as these also represent one of our main avenues for realizing value and commercializing products and product candidates that we have developed using our proprietary MolecularBreeding™ technology platform. The Cangene Agreement represents one of a number of such arrangements and we respectfully submit that, as such, the Cangene Agreement constitutes a contract such as ordinarily accompanies the kind of business conducted by us.

Our business is, however, not substantially dependent upon the Cangene Agreement. As of March 31, 2009, we had total assets of approximately $213 million, including cash and cash equivalents of approximately $146 million and short-term investments of approximately $55 million. As noted above, the Cangene Agreement provides for a guaranteed payment of only $500,000, which represents less than 0.3% of our total assets as of March 31, 2009. We also retained significant assets following the execution of the Cangene Agreement, including the MAXY-4 program that we expect to continue to operate through the proposed joint venture with Astellas. Because we retain substantial assets other than those subject to the Cangene Agreement and the small size of the amounts that we may receive under the Cangene Agreement relative to our other assets, we respectfully submit that the Cangene Agreement does not constitute a contract upon which our business substantially depends.

We respectfully submit to the Staff that, where we have entered licensing or co-development arrangements upon which we believe our business is substantially dependent, we have filed the relevant agreements as exhibits to reports filed with the Commission. For example, in July 2008, we entered into certain license and technology transfer agreements with Bayer (the “Bayer Agreements”) in exchange for an upfront payment of $90 million and are eligible to receive potential milestone payment of up to $30 million. Because the Bayer Agreements were material to our business as a whole and we believed that our business was substantially dependent upon these agreements in light of the magnitude of the total payments under these agreements, we filed them as exhibits to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

Securities and Exchange Commission

Re: Maxygen, Inc.

July 17, 2009

We will continue to evaluate whether the Cangene Agreement is a material contact such as would be required to be filed with the Commission in the event that relevant circumstances change.

In summary, we regularly engage in licensing transactions of the type contemplated by the Cangene Agreement, and as such this agreement constitutes a contract made in the ordinary course of business. In addition, we are not financially dependent upon the Cangene Agreement. Consequently, we respectfully submit that the Cangene Agreement is not a contract such as would be required to be filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

*        *        *

Securities and Exchange Commission

Re: Maxygen, Inc.

July 17, 2009

As requested by the Staff, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (650) 298-5885 or to John Borkholder, Chief Corporate Counsel, at (650) 298-5824. In addition, we would request that you provide a facsimile of any additional comments that you may have to our attention at (650) 298-5481. Thank you for your assistance.

Sincerely,

/s/ Lawrence W. Briscoe
Lawrence W. Briscoe, Chief Financial Officer
Maxygen, Inc.

cc:	James R. Sulat, Chairman of the Audit Committee of Maxygen, Inc.
Russell Howard, Chief Executive Officer, Maxygen, Inc.
John Borkholder, Chief Corporate Counsel, Maxygen, Inc.
David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.